Exhibit 99(c)


                         [On Proffitt's Letterhead]


                                                               January 3, 1996

Dear Proffitt's, Inc. Stockholder:

    You are cordially invited to attend a Special Meeting of Stockholders of Proffitt's, Inc. ("Proffitt's") to be held at 10:00 a.m. local time on Wednesday, January 31, 1996, at Proffitt's corporate offices, Midland Shopping Center, 115 North Calderwood, Alcoa, Tennessee.

    Proffitt's has entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Baltic Merger Corporation, a wholly-owned subsidiary of Proffitt's ("Sub"), will merge (the "Merger") with and into Younkers, Inc. ("Younkers"), which will result in Younkers becoming a wholly-owned subsidiary of Proffitt's. At the Special Meeting, you will be asked to approve the Merger Agreement and the issuance of shares of Proffitt's Common Stock pursuant to the Merger Agreement (the "Stock Issuance"). Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock of Younkers will be converted into ninety-eight one-hundredths (.98) shares of Proffitt's Common Stock. Cash will be paid in lieu of fractional shares of Proffitt's Common Stock.

    NOTICE OF PROFFITT'S SPECIAL MEETING IS BEING PROVIDED TO HOLDERS OF (I) PROFFITT'S COMMON STOCK, AND (II) SERIES A CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK (THE "SERIES A PREFERRED STOCK"); HOWEVER, ONLY HOLDERS OF PROFFITT'S COMMON STOCK AS OF THE RECORD DATE (AS DEFINED BELOW) ARE ENTITLED TO VOTE AT THE PROFFITT'S SPECIAL MEETING.

    The effect of your approval of the Merger Agreement and the Stock Issuance will be to enable Proffitt's to complete the Merger with Younkers. The Merger is described in the accompanying Joint Proxy Statement/Prospectus, which includes a summary of the terms of the Merger and certain other information relating to the proposed transaction.

    THE BOARD OF DIRECTORS OF PROFFITT'S HAS DETERMINED THAT THE MERGER IS IN FURTHERANCE OF AND CONSISTENT WITH ITS LONG-TERM BUSINESS STRATEGIES AND IS IN THE BEST INTERESTS OF THE HOLDERS OF SHARES OF PROFFITT'S COMMON STOCK. ACCORDINGLY, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, INCLUDING THE STOCK ISSUANCE, AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AGREEMENT AND THE STOCK ISSUANCE AT THE SPECIAL MEETING.

    At the Special Meeting, you will also be asked to approve an amendment to Proffitt's 1994 Long-Term Incentive Plan to increase the number of shares of Proffitt's Common Stock authorized for issuance under such plan (the "Incentive Plan Amendment"). APPROVAL OF THE INCENTIVE PLAN AMENDMENT IS A CONDITION TO THE CONSUMMATION OF THE MERGER.

    THE BOARD OF DIRECTORS OF PROFFITT'S HAS UNANIMOUSLY DETERMINED THAT THE INCENTIVE PLAN AMENDMENT IS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF PROFFITT'S STOCKHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS THAT YOU VOTE IN FAVOR OF THE INCENTIVE PLAN AMENDMENT AT THE SPECIAL MEETING.

    A Notice of the Special Meeting and a Joint Proxy Statement/Prospectus containing detailed information concerning the Merger and related transactions accompany this letter. We urge you to read this material carefully.

    Your vote is very important. Please mark, date, sign and return the enclosed proxy in the enclosed postage prepaid envelope as soon as possible, even if you plan to attend the meeting. If you have any questions regarding the proposed transaction, please call Investor Relations at (423) 983-7000.

    We look forward to seeing you at the meeting.

                                          Sincerely,

                                          /s/ R. Brad Martin

                                          R. Brad Martin
                                          Chairman of the Board and
                                          Chief Executive Officer



                            Proffitt's  McRAE'S
                                        -------

    Post Office Box 9388, Alcoa, TN 37701  (615)983-7000  Fax (615)981-6336